Eduardo Gallardo
Direct: +1 212.351.3847
Fax: +1 212.351.5245
EGallardo@gibsondunn.com

June 7, 2018

Via EDGAR and Email

Christina Chalk

Senior Special Counsel

Office of Mergers and Acquisitions

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549-3628

Re:                             SJW Group
DFAN14A filed May 14, 2018
Response Dated May 24, 2018

Filed by California Water Service Group
File No. 001-08966

Dear Ms. Chalk:

On behalf of our client, California Water Service Group (“California Water”), set forth below is California Water’s responses to comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), contained in the comment letter dated May 31, 2018 (the “Comment Letter”), with respect to the above referenced DFAN14A filing and Response Letter. Capitalized terms used and not otherwise defined herein shall have the meanings ascribed to such terms in California Water’s Definitive Proxy Statement on Schedule 14A (the “Schedule 14A”).

California Water’s responses to the Staff’s comments are set forth below, with each paragraph numbered to correspond to the numbered comment in the Comment Letter.

DFAN14A filed May 14, 2018

1.                                      We note your response to comment 2, but are not persuaded by certain aspects of your response. That is, we are not sure that the parties’ cited statements rule out future downward adjustments in customer rates as a result of the merger. In future soliciting materials, please refrain from characterizing SJW’s and CTWS’ statements that “there will be no changes to customer rates” as equating to “no savings will be shared with customers.” Alternatively, if you continue to assert that savings will not be passed along to consumers, explain in the proxy materials how you arrived at this conclusion from the parties’ statements.

Response:

On behalf of our client, we acknowledge the Staff’s comment.

***

June 7, 2018

We appreciate your prompt attention to this matter. If we can be of any further assistance, or if you have any questions regarding the concerns detailed in this letter, please do not hesitate to call me at (212) 351-3847 or Jim Moloney at (949) 451-4343.

Sincerely,

/s/ Eduardo Gallardo
Eduardo Gallardo

cc:                                James Moloney

Gibson, Dunn & Crutcher LLP

Paul Townsley

California Water Service Group